

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

May 23, 2007

Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

> **RE: Clear Channel Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-9645**

Dear Mr. Mays:

We have reviewed your supplemental response letter dated May 15, 2007 as well as your filings and have the following comments. As noted in our comment letter dated March 28, 2007, we have limited our review to only the issues addressed in our comments.

Note A. Intangible Assets, page 64

We note your response to prior comment 1 and your previous response to comment 1 in our letter dated March 28, 2007. We have the following comments:

1.   Tell us what level of discrete financial information is available and regularly reviewed by the segment manager for your radio broadcasting segment. Does the President and CEO of Clear Channel Radio review information at the geographic level, cluster level, market level or radio station level? Also, please clarify for us the difference between the cluster level and market level.

2.   If financial information is provided to your President and CEO of Clear Channel Radio at a level below the geographic region level, including Western, Central and Eastern, tell us whether each of the components at that level continue to exhibit similar economic characteristics including long-term financial performance. Describe in detail what information you analyze to make that determination. Also tell us the profit margin of each component business for fiscal 2006, 2005 and 2004.

3.   It is unclear to us why you believe it is appropriate to aggregate your components, whether at the geographic region level or cluster/market level. In this regard, we note the following:

- Your 1,176 radio stations in over 300 markets are divided into three geographic regions, the Western, Central and Eastern, with an executive vice president responsible for each region. Also, each executive vice president has individuals responsible for certain clusters and markets within the region reporting to them.
- A significant amount of the segment's revenues are generated from local advertising, while only 20% of the segment's 2006 revenue was derived from national advertising. This shared national advertising does not appear significant enough to support aggregation.
- It appears that a significant portion of your radio operations is comprised of local programming. Further, there does not appear to be any one program that is shared across all cluster/market levels or radio stations. For example, we understand that the Rush Limbaugh program is only broadcast on approximately 13% of your radio stations. This shared national programming also does not appear to support aggregation.
- Radio stations in each of your *markets* share physical assets. Thus, there does not appear to be a sharing of physical assets, such as facilities and radio broadcast equipment, at the geographic region level or cluster level.
- It appears that your decision to acquire or dispose of radio stations is based on each of the segment's markets. In this regard, we note your sale and agreements to sell 105 radio stations as of March 31, 2007, and your planned disposal of an additional 343 radio stations. This appears to support that goodwill is recoverable from a level below the radio operating segment, or reporting unit, level.
- Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation. For example, we note that there is a general manager responsible for each market, accounting transactions are performed at the local level, and your field technical services are segregated by regions.

4.   Tell us whether you have goodwill allocated to your international radio operations, how much is allocated to it, the level that you test the goodwill and why.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director